UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Li Auto Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

50202M102(1)
(CUSIP Number)

Xing Wang

Meituan (formerly known as Meituan Dianping)
Block B&C, Hengjiweiye Building
No.4 Wang Jing East Road, Chaoyang District, Beijing 100102
People’s Republic of China
+86 10 5737 6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 50202M102	SCHEDULE 13D	Page 2 of 8 Pages

(1)	Name of Reporting Persons Xing Wang
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 133,263,086(2)
	(8)	Shared Voting Power 258,171,601(3)
	(9)	Sole Dispositive Power 133,263,086(2)
	(10)	Shared Dispositive PoweR 258,171,601(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 391,434,687(2)(3)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 19.1%(4)
(14)	Type of Reporting Person (see instructions) IN

(2)	Represents 131,883,776 Class A Ordinary Shares (as defined below) held by Zijin Global Inc., and 1,379,310 Class A Ordinary Shares held by Shared Patience Inc. in the form of 689,655 ADSs (as defined below). Zijin Global Inc., a company incorporated in British Virgin Islands, is wholly owned by Crown Holdings Asia Limited, which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Shared Patience Inc. is a limited liability company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Xing Wang. The registered address of Shared Patience Inc. is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(4)	Percentage ownership is calculated based on 2,051,845,710 ordinary shares outstanding as of August 12, 2021, comprising of (i) 1,696,033,630 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement on Form 424b5 filed with the Commission on August 6, 2021. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON: Zijin Global Inc.
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 133,263,086(5)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 133,263,086(5)
	(10)	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,263,086(5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(6)
(14)	TYPE OF REPORTING PERSON CO

(5)	Represents 131,883,776 Class A ordinary shares and 1,379,310 Class A ordinary shares represented by 689,655 ADSs held by Zijin Global Inc. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. .

(6)	Percentage ownership is calculated based on 2,051,845,710 ordinary shares outstanding as of August 12, 2021, comprising of (i) 1,696,033,630 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement on Form 424b5 filed with the Commission on August 6, 2021. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 4 of 8 Pages

(1)	NAME OF REPORTING PERSON: Meituan
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 258,171,601(7)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 258,171,601(7)
	(10)	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,171,601(7)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(8)
(14)	TYPE OF REPORTING PERSON CO

(7)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(8)	Percentage ownership is calculated based on 2,051,845,710 ordinary shares outstanding as of August 12, 2021, comprising of (i) 1,696,033,630 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement on Form 424b5 filed with the Commission on August 6, 2021. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 5 of 8 Pages

(1)	NAME OF REPORTING PERSON: Inspired Elite Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 258,171,601(9)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 258,171,601(9)
	(10)	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,171,601(9)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(10)
(14)	TYPE OF REPORTING PERSON CO

(9)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(10)	Percentage ownership is calculated based on 2,051,845,710 ordinary shares outstanding as of August 12, 2021, comprising of (i) 1,696,033,630 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement on Form 424b5 filed with the Commission on August 6, 2021. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 6 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 13, 2020 (the “Initial Filing,” as amended by Amendment No. 1 to the Initial Filing filed on December 10, 2020, the “Original Schedule 13D” and as amended by this Amendment, this “Schedule 13D”) relating to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Li Auto Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 11 Wenliang Street, Shunyi District, Beijing 101399, People’s Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise stated in this Amendment, the Original Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the Class A Ordinary Shares to which this Schedule 13D relates in order to increase their respective equity interest in the Issuer for investment purpose.

In connection with the continued holding of Class A Ordinary Shares by Inspired Elite Investments Limited after the initial public offering of the Issuer, which was completed on August 3, 2020 (the “IPO”), an Investor Rights Agreement (the “Original Investor Rights Agreement”) was entered into on July 9, 2020 by and among the Issuer, Inspired Elite Investments Limited, Mr. Xiang Li, the chairman of the board of directors (the “Board”) and chief executive officer of the Issuer (the “Founder”), and Amp Lee Ltd., a company incorporated under the laws of the British Virgin Islands and beneficially owned by the Founder through a trust.

The Original Investor Rights Agreement provides for certain special rights for Inspired Elite Investments Limited and any other subsidiary of Meituan Dianping, including:

(a)	the right to appoint, remove, and replace one director (the “Board Representation Right”);

(b)	the consent right (the “Consent Right”) to the following matters: (i) creation or issuance of any shares that carry more than one vote per share, or preferred shares having rights that are more favorable to the shares held by Inspired Elite Investments Limited and any other subsidiary of Meituan Dianping, or any action that amends the voting power attached to any Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”), and (ii) amendment of any existing equity incentive plan by increasing the shares reserved for issuance or extending the expiration date, or adoption of any new equity incentive plan; and

(c)	right of first refusal on change of control.

On July 26, 2021, an Amended and Restated Investor Rights Agreement (the “Amended Investor Rights Agreement”) entered into by and among the parties to the Original Investor Rights Agreement. The Amended Investor Rights Agreement took effect on August 12, 2021, the date on which the Class A Ordinary Shares of the Issuer are listed on the Main Board of The Stock Exchange of Hong Kong Limited. Pursuant to the Amended Investor Rights Agreement, each of the Board Representation Right and the Consent Right shall automatically terminate upon the consummation of the offering and listing of the Class A Ordinary Shares of the Issuer on the Main Board of The Stock Exchange of Hong Kong Limited.

The foregoing description of the terms of the Original Investor Rights Agreement and the terms of the Amended Investor Rights Agreement is not complete and is qualified in its entirety by reference to the text of the Original Investor Rights Agreement, which was filed the Initial Filing as Exhibit 7.04, and the Amended Investor Rights Agreement, which is filed herewith as Exhibit 7.05, and each incorporated herein by reference.

CUSIP No. 50202M102	SCHEDULE 13D	Page 7 of 8 Pages

Except as set forth in this Schedule 13D, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Ordinary Shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Ordinary Shares beneficially owned by them (or any shares of Class A Ordinary Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

Items 5(a) and (b) are hereby amended and restated in its entirety as follows:

The responses to rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 2,051,845,710 ordinary shares outstanding as of August 12, 2021, comprising of (i) 1,696,033,630 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement on Form 424b5 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2021. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

Except as disclosed in this Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c)

Item 5(c) of this Schedule 13D is hereby amended and restated in its entirety as follows:

See the transactions described in “Item 3 – Sources and Amount of Funds or Other Consideration.”

Except as disclosed in this Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
7.05	Amended and Restated Investor Rights Agreement, dated July 26, 2021, by and between Inspired Elite Investments Limited, the Issuer, Mr. Xiang Li and Amp Lee Ltd.

CUSIP No. 50202M102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2021

Xing Wang

/s/ Xing Wang

Zijin Global Inc.

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director

Meituan

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director

Inspired Elite Investments Limited

By:	/s/ Shaohui Chen
Name:	Shaohui Chen
Title:	Director